Exhibit 99.1

2017-05-01

PRESS RELEASE

Increased number of shares and votes in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden May 1st, 2017 – As of May 1st 2017, the total number of shares and votes in Oasmia Pharmaceutical AB (publ) (“Oasmia”) amounts to 126,098,166 shares and votes.

The total number of shares and votes has increased as a result of the conversion to shares of the SEK 42,000,193.20 convertible loan that Oasmia issued in March 2017. As a result of the conversion of the convertible instruments, the total number of shares and votes has increased by 7,058,856 share and votes, from 119,039,310 shares and votes to 126,098,166 shares and votes. The conversion was completed on 25 April 2017 and registration of the shares with the Swedish Companies Registration Office is estimated to be completed during the first week of May 2017.

For more information, please contact:

Julian Aleksov, Acting Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

Important information

Issuance, publication or distribution of this press release in could in certain jurisdictions be unlawful. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 1 p.m. CET on 1 May 2017.